FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 For the month of October, 2020 Commission File Number: 001-12518 Banco Santander, S.A. (Exact name of registrant as specified in its charter) Ciudad Grupo Santander 28660 Boadilla del Monte (Madrid) Spain (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S- T Rule 101(b)(1): Yes ☐ No ☒ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S- T Rule 101(b)(7): Yes ☐ No ☒

BANCO SANTANDER, S.A. ________________________ TABLE OF CONTENTS Item 1. Press Release regarding January - September 2020 Results

Santander earns €3,658 million in underlying profit for first nine months of 2020, after strong third quarter Underlying profit in the third quarter climbed 18% from Q2 2020, owing to higher revenues and lower provisions, but fell 4% over the same period last year on a constant currency basis The group’s CET1 capital ratio increased to c.12%, the top end of its target range Madrid, 27 October 2020 - PRESS RELEASE • Attributable profit in the third quarter was €1,750 million, 249% more than at Q3’19, owing to a non-cash goodwill impairment and other charges in 2019. • The bank has continued to grow capital organically, adding 14 basis points (bps) to CET1 in the quarter. Group CET1 increased to 11.98%, sitting at the high end of its targeted range of 11-12%, after an accrual of 19 bps (+13 bps in the quarter) in order to make a cash payment to shareholders in 2021, subject to approval by shareholders and regulators, in addition to other requirements. • Revenues in the first nine months were €33,605 million, in line with the same period in 2019 on a constant currency basis, despite the challenging environment. • Almost half the sales in the first nine months were on digital channels, 44% versus 36% in 2019. • Lending grew strongly in all core markets (+5% year-on-year, in constant currency), notably in South America (+17%) and North America (+6%), while deposits grew 9%. • The collaboration between our businesses in the US and Mexico led to an increase in its trade corridor revenue in Santander CIB (+29%) and commercial (+30%). • The bank’s efficiency plan is progressing faster than expected. Costs declined by more than 2% year-on-year in constant currency. Year-to-date, the Europe region achieved cost synergies of €500 million, exceeding our full year 2020 target, on top of the €200 million it achieved in 2019. • By the end of 2020, the bank will have achieved the €1 billion cost savings target in Europe it announced in 2019 and expects to reduce costs by an additional €1 billion over the next two years in Europe. • Quarter-on-quarter growth in revenue and good cost control brought net operating income to €17.9 billion in the first nine months, up 3% on a constant currency basis. • Credit quality was resilient as the non-performing loan ratio fell by 32 bps year-on-year to 3.15%. 66% of payment moratoriums have now expired; only 2% stand in stage 3 (credit impaired). The bank has improved its guidance on the cost of credit to 1.3% for 2020 from its prior guidance of 1.4-1.5%. • Following the €12.6 billion non-cash goodwill/deferred tax asset impairment announced last quarter, the bank recorded a statutory attributable loss for the first nine months of 2020 of €9,048 million. As the bank announced with its 2Q results, this will not impact on Santander’s liquidity position and solvency. • Based on current IMF and OECD macroeconomic forecasts, the cost of credit would remain stable or trend downward in 2021. This, combined with an increase in digitalisation and the further reduction in the cost base, would result in an underlying return on tangible equity (RoTE) for 2021 in line with the bank’s cost of equity. Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 1 28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211 comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander

Santander

Ana Botín, Banco Santander executive chairman, said:

"The recovery of our business is progressing well, and the third quarter was significantly stronger than the second. Revenues increased 18% in constant euros as activity returned close to pre-pandemic levels, loan loss provisions fell 14% and we continued to reduce costs ahead of plan.

These results speak to the strength and breadth of our customer relationships and the resilience of our diversified business and markets in which we operate. This diversification has been a key driver of our recovery, with South America performing well and the UK recovering strongly in the third quarter.

With greater visibility into customer behaviour, we now expect a better cost of risk at year end than we anticipated at the time of our 2Q update in July. We are confident we will deliver underlying profit of €5 billion for the full year, with capital remaining at the top end of our 11%-12% CET1 target range.

Given the Group's current performance, the strength of our balance sheet, our liquidity profile and mix of businesses, I am confident that we will be able to resume cash dividends once regulatory conditions allow. As such, we are seeking shareholder approval today for a €0.10 per share cash payment to shareholders in 2021, once permitted.

Although the outlook for 2021 depends on how the pandemic evolves, we have proven that our strategy and business model position us well to continue supporting our customers and delivering results for our shareholders.

We remain committed to protecting our teams during this unprecedented time. I want to thank them for their continued hard work, and our customers for their ongoing trust in Santander."

Underlying Income Statement

	9M20 (m)	9M20 v 9M19	9M20 v 9M19 (excl. FX)	Q320 (m)	Q320 v Q319	Q320 v Q319 (excl. FX)
Total income	€33,605	-9%	0%	€11,087	-11%	+1%
Operating expenses	-€15,726	-9%	-2%	-€5,073	-11%	-2%
Net operating income	€17,879	-9%	+3%	€6,014	-11%	+4%
Net loan-loss provisions[1]	-€9,562	+42%	+58%	-€2,535	+4%	+22%
Profit before tax	€7,016	-39%	-30%	€3,175	-17%	-3%
Net capital gains and provisions[2]	-€106	-89%	-89%	€0	-100%	-100%
Goodwill and DTA Impairments	-€12,600	-	-	-	-	-
Attributable profit	-€9,048	-	-	€1,750	+249%	+493%
Underlying profit	€3,658	-41%	-33%	€1,750	-18%	-4%

1. Loan loss provisions include covid-19 overlay provisioning in Q120.
2. 9M20 excludes impairments.

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Underlying business performance To provide the clearest like-for-like comparison on underlying business performance, all comparisons are year-on- year and on a constant currency basis unless otherwise stated. Banco Santander achieved an underlying profit of €3,658 million in the first nine months of 2020, down 33%, due to an increase in loan-loss provisions attributable to the covid-19 pandemic. Although the pandemic has had a significant impact on customer activity, the bank noted improvement in the third quarter. Underlying profit in the third quarter was €1,750 million, up 18% from the second quarter on a constant currency basis, with a strong recovery in revenues (+7%) and lower loan-loss provisions (-14%). Compared to Q3 2019, underlying profit fell 4%. Net interest income and customer revenues remained stable year-on-year, at €24 billion and €31.5 billion, respectively, driven by strong quarterly performance in all regions. This, combined with disciplined cost control, grew net operating income by 3% to €17.9 billion. The group is ahead of its cost savings plan. The European region achieved €500 million in efficiencies in the first nine months of the year, on top of the €200 million in savings it saw in 2019. Santander expects to make the target of €1 billion in cost savings it had committed to in its updated 2019 strategy by the end of 2020, ahead of schedule. It now expects to gain an extra €1 billion in savings in Europe by the end of 2022. Operating expenses fell by 2% or 5% in real terms (i.e. excluding inflation). The bank achieved solid customer volume growth. Loans and deposits increased by 5% and 9%, respectively. The bank saw more resilient mortgage lending, particularly in the UK, while new consumer lending grew to above pre- covid levels from its lowest ebb in April. While SMEs and corporate lending reverted to more normal levels following hikes in the early stages of the crisis, the group continued to provide significant financial support to SMEs and corporates, as well as individuals, lending more than one billion euros every day throughout the pandemic. Throughout the pandemic, Santander has facilitated moratoria on €114 billion of mortgages and other lending (c.13% of total lending). At 30 September 2020, 66% had expired, and only 2% had entered stage 3 (e.g. credit impaired); this has afforded the bank a clearer understanding of the pandemic’s impact on customers. The bank’s non-performing loan ratio fell by 32 basis points (bps) to 3.15%, while its coverage ratio increased to 76%. Cost of credit, which is the rate at which the bank needs to recognise provisions based on expected losses from the portfolio, increased by 27 bps to 1.27% as loan-loss provisions increased by 58% to €9.6 billion, reflecting the impact of the crisis. Because of positive trends in customer behavior, the bank has improved its outlook on cost of credit in 2020 to c.1.3% from its previous guidance of 1.4-1.5%, due to the positive trends in customer behaviour and better macro forecasts. This better outlook, paired with strong cost control, give the bank reason to expect an underlying profit of around €5 billion for the year. Santander’s CET1 capital ratio increased by 14 bps in the quarter to 11.98%, at the top end of its target range of 11- 12%. The bank continued to generate capital organically (+40 bps) thanks to the underlying profit and risk-weighted asset management. There is also a positive impact of 10 bps from corporate transactions (mainly, linked to the repurchase of Santander Consumer USA shares) and negative impacts related to models in the United Kingdom and Spain (-15 bps), and markets and exchange rates (-8 bps). Lastly, 13 bps were accrued in the quarter for a cash payment to shareholder to be paid in 2021 of €0.10 per share, subject, among other requirements, to shareholder (today) and regulatory approvals. Given the strength of the bank’s capital and resiliency of its underlying Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 3 28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211 comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander performance, the board of directors has also asked shareholders to approve today the payment of a scrip dividend this year, payable in new shares equivalent to €0.10 per share. The use of digital services continued to accelerate, in part due to higher digital adoption during the pandemic. The bank now has 41 million digital customers (+14%), of which 34 million now use mobile banking (+21%). Nearly half the sales (44%) registered in the first nine months of the year were on digital channels, eight percentage points more than in 2019. Recently, the bank introduced its global merchant payments platform, Getnet, in Argentina. It also launched Mouro Capital, a new, autonomous venture capital fund geared towards fintechs and adjacent businesses. It succeeds Santander Innoventures, which had invested in more than 35 startups, and will have $400 million in allocated funds after the bank doubled its commitment. The bank’s ongoing focus on customer loyalty and investments in digital helped keep it amongt the top three for customer satisfaction in five of its core countries, while also improving operational efficiency. The bank’s cost-to- income ratio improved in the quarter and remained among the lowest of its peers at 46.8%. Following the €12.6 billion impairment to goodwill and deferred tax assets (DTAs) announced in the second quarter, the bank recorded a statutory attributable loss of €9 billion in the first nine months; this has no impact on its liquidity and solvency. Outlook Despite the uncertain economic outlook, the IMF and OECD are expecting all countries where the group has a significant presence to see gradual improvement in economic activity during 2021. The bank expects its cost of risk will, therefore, remain stable or trend downwards in 2021, before normalising in 2022. Net interest income is expected to grow on a constant currency basis due to higher lending volumes (mainly in the Americas), positive asset repricing and lower funding costs, which will offset lower rates. The group’s business diversification will continue to drive quality of earnings, with Corporate & Investment Banking (Santander CIB) and insurance acting as key drivers of fee income growth. During the quarter, the bank announced progress in its journey to become ‘One Santander’, which will increase synergies across its footprint and leverage the group’s collective strength. The bank is also further leveraging the strength of its existing assets: building on the combined potential within Santander Consumer Finance and Openbank; and beginning the process of carving out Santander’s most disruptive payments businesses to create one of the largest private fintechs in the world. This will build on the experience of Getnet, which offers payment services to merchants; OneTrade and Ebury to help companies trade internationally; and open-market banking and payments services for individuals, such as Superdigital, the inclusive financial platform already available in five Latin American markets. These structural changes will provide a better customer experience as well as significant potential for profitable growth, while also underpinning the intended cost savings of €1 billion in the next two years (2021/22). Based on current IMF and OECD macroeconomic forecasts, and the planned actions to generate revenue and reduce costs, the bank would achieve an underlying return on tangible equity (RoTE) for 2021 in line with the bank’s cost of equity. Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 4 28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211 comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander

Santander

Market summary (9M20 v 9M19)

To better reflect the local performance of each market, the year-on-year percentage changes provided below are presented in constant exchange euros and year-on-year unless stated otherwise. Variations in current euros are available in the financial report.

9M'20 (vs. 9M'19)	Customer loans (EUR bn)	Customer funds (EUR bn)	Net operating income (EUR mn)	Underlying att. profit (EUR mn)	Contribution to Group's Underlying profit
Europe	648 +3%	682 +4%	6,927 -6%	2,022 -44%	39%
North America	123 +6%	117 +15%	4,882 +1%	1,061 -12%	20%
South America	114 +17%	146 +21%	7,333 +6%	2,119 -10%	41%
Global businesses					
SCIB	113 +12%	105 +23%	2,584 +38%	1,493 +30%	Enhancing our local scale with global reach
WM&I	16 +5%	150 +5%	888 +4%	622 0%	

-Year-on-year changes in constant euros.
-Underlying profit contribution excludes Corporate Centre (EUR -1,455 mn) and Santander Global Platform. South America's weight includes Uruguay & Andean Region (EUR 153 mn).

The group's geographic and business diversification continue to support high quality results, to which European franchises contributed 39%; South America, 41%; and North America, 20%. Its global businesses, Santander Corporate & Investment Banking (Santander CIB) and Wealth Management & Insurance, saw particularly strong performance. Santander CIB's underlying profit grew 30% in the first nine months of the year, due to sustained activity in all segments, providing value-added advisory and financial services to meet customers' needs.

Europe. Underlying profit in Europe was €2,022 million, down 44% as customer revenues fell and provisions rose owing to covid-19 and the ensuring macro-economic downturn. Profit recovered in the quarter, growing 50% versus the second quarter of 2020, helped by lower costs. The number of digital customers rose 9% from the previous year to 14.9 million, while loyal customers totalled 9.9 million (+1%).

Santander announced in September a new pan-European operating model that will deliver efficiencies with common products and regional management structures across Spain, the UK, Portugal and Poland. This new model will give more agility to fulfill customers' needs, leveraging global scale and capturing new growth opportunities in all business areas.

- In Spain, underlying profit was €497 million, down 58% year-on-year, but up 53% compared to the second quarter thanks to higher customer revenues. The group mobilised strongly to support customers during the health crisis. Since the state of emergency was declared, Santander Spain has granted c.€72 billion to self-employed workers and corporates, including more than €27.6 billion in ICO-guaranteed loans. Despite the economic recession, the NPL ratio fell 125 bps to 5.98%. During the quarter, Santander launched new initiatives to strengthen its digital capabilities and enhance its distribution model, releasing a new app with a superior user

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experience and reaching a strategic agreement with Correos to provide more access to financial services in rural areas. • Santander Consumer Finance (SCF) saw underlying profit decline 22% to €761 million. Most of its markets were significantly affected by covid-19 isolation measures. Although new lending fell 13% year-on-year, most markets have been showing strong signs of recovery in recent months. The stock of credit increased 2% year- on-year and customer deposits (minus repos) were 4% higher year-on-year. • In the UK, underlying profit fell by 62% to €318 million due to covid-19’s impact on income and impairment charges, partially offset by lower costs. However, growth in underlying profit in the quarter was stronger than in Q2, up 229% to €179 million, due to a surge in net interest income driven by the repricing of the 123 current account portfolio in May and August. This prompted net interest income to rise and the efficiency ratio to improve. The cost of credit remained low (0.27%) and the NPL ratio increased year-on-year to 1.30%. • In Portugal, underlying profit fell by 37% to €243 million because of covid-19’s effect on income and provisions. Santander Portugal has provided a range of measures to support customers, including payment holidays extended until 30 September 2021 on mortgages and corporate loans. • In Poland, underlying profit was €142 million. This 40% decline is owed to low interest rates and additional provisions in response to regulatory changes. Compared to the previous quarter, underlying profit increased by 34% to €68 million on the back of lower loan loss provisions. Santander Poland introduced new solutions to improve the customer experience, including a customer chatbot. Deposits grew 12% year-on-year, boosted by SMEs (+48%) and business and commercial banking (+24%). North America. Underlying profit in North America, which includes Mexico and the US, fell by 12% to €1,061 million due to provisions related to the pandemic. In the quarter, profit soared (+34% versus Q2) as a result of higher customer revenue and better cost of credit. The ongoing collaboration between both countries led to an increase of the US-Mexico trade corridor revenue in CIB (+29%) and commercial (+30%). The number of digital customers continued to rise, reaching 5.7 million or 19% more than the previous year; loyal customers reached 3.8 million (+14%). • In the US, underlying profit was €470 million, down 24% due to higher loan-loss provisions during the pandemic. In the quarter, profit was up 79% from the second quarter due to better revenues, costs and provisions. Lending grew 6% year-on-year driven by growth in auto, commercial banking, CIB and originations through the government’s Paycheck Protection Program, offsetting the lower interest rates. Auto originations improved gradually during third quarter as ‘shelter-in-place’ mandates were lifted and dealerships returned to normal activity • In Mexico, the solid performance in net interest income and gains on financial transactions drove underlying profit up 1% to €591 million. Digital customers grew 24% year-on-year to 4.7 million while loyal customers reached 3.4 million (+14%). Loans increased 7%, owing particularly to growth in corporates, CIB and mortgages, while customer funds rose 13%. South America. Underlying profit in South America was €2,119 million, down 10% year-on-year as higher loan loss provisions offset higher revenues. In the quarter, profit rose +15% versus Q2 underpinned by higher customer revenues (net interest income +3%, fee income +15%) and provisions. Lending increased 17% year-on-year, with double-digit growth in all countries. Costs rose at a slower pace than income, improving efficiency. The bank continued capturing business opportunities and synergies across the region, particularly in payments, auto financing, consumer finance and microfinance. Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 6 28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211 comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander

- In Brazil, underlying profit declined 11% to €1,545 million due to higher net loan-loss provisions (+44%) in the covid-19 pandemic. The country saw a strong rebound in the quarter, and underlying attributable profit rose 21% from the second quarter, propped up by customer revenues and lower provisions. Total income grew 3% (+2% quarter-on-quarter), boosted by gains on financial transactions. Lending grew 20% year-on-year with growth across segments, and credit quality was kept at controlled levels thanks to improvements made in the risk model. Mortgages rose 120% in the quarter, while cards revenue grew 30%. Digitalisation efforts continued during the quarter, with the unveiling of Santander SX to integrate the speed and convenience of the Central Bank's new payment system (PIX).
- In Chile, underlying profit was €269 million, down 33%. Lending rose 10% year-on-year, although at a slower pace in the quarter following the strong growth recorded in the first half of the year. Compared to the second quarter of 2020, underlying attributable profit remained stable in Q3, as lower costs and even lower provisions offset the fall in gains on financial transactions.
- In Argentina, underlying profit more than doubled (+138%) to €161 million, with greater net interest income and efficiency improvements.
- In the rest of South America, higher volumes and activity increased overall profitability. Underlying profit in Peru and Uruguay grew 23% and 11% respectively, spurred by higher revenue and better efficiency.

About Banco Santander

Banco Santander is one of the largest bank in the eurozone, with a market capitalisation of €27 billion at the end of the quarter. It has a strong and focused presence in ten core markets across Europe and the Americas with more than four million shareholders and 193.000 employees serving 147 million customers.

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Key consolidated data (from financial report) Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 8 28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211 comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander

Non-IFRS and alternative performance measures In addition to the financial information prepared in accordance with International Financial Reporting Standards (“IFRS”) and derived from our financial statements, this document contains certain financial measures that constitute alternative performance measures (“APMs”) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015 (ESMA/2015/1415en) and other non-IFRS measures (“Non-IFRS Measures”). The financial measures contained in this document that qualify as APMs and non-IFRS measures have been calculated using the financial information from Santander Group but are not defined or detailed in the applicable financial reporting framework and have neither been audited nor reviewed by our auditors. We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider these APMs and non-IFRS measures to be useful metrics for management and investors to facilitate operating performance comparisons from period to period, as these measures exclude items outside the ordinary course performance of our business, which are grouped in the “management adjustment” line and are further detailed in Section 3.2. of the Economic and Financial Review in our Directors’ Report included in our Annual Report on Form 20-F for the year ended 31 December 2019. While we believe that these APMs and non-IFRS measures are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute of IFRS measures. In addition, other companies, including companies in our industry, may calculate or use such measures differently, which reduces their usefulness as comparative measures. For further details of the APMs and Non- IFRS Measures used, including its definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see the 2019 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on 6 March 2020, as well as the section “Alternative performance measures” of the annex to the Banco Santander, S.A. (“Santander”) Q3 2020 Financial Report, published as Inside Information on 27 October 2020. These documents are available on Santander’s website (www.santander.com). Underlying measures, which are included in this document, are non-IFRS measures. The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the included businesses and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries Forward-looking statements Santander cautions that this document contains statements that constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “RoRAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future” and similar expressions. These forward-looking statements are found in various places throughout this document and include, without limitation, statements concerning our future business development and economic performance and our shareholder remuneration policy. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. The following important factors, in addition to those discussed elsewhere in this document , could affect our future results and could cause outcomes to differ materially from those anticipated in any forward-looking statement: (1) general economic or industry conditions in areas in which we have significant business activities or investments, including a worsening of the economic environment, increasing in the volatility of the capital markets, inflation or deflation, changes in demographics, consumer spending, investment or saving habits, and the effects of the COVID-19 pandemic in the global economy; (2) exposure to various types of market risks, principally including interest rate risk, foreign exchange rate risk, equity price risk and risks associated with the replacement of benchmark indices; (3) potential losses associated with prepayment of our loan and investment portfolio, declines in the value of collateral securing our loan portfolio, and counterparty risk; (4) political stability in Spain, the UK, other European countries, Latin America and the US; (5) changes in laws, regulations or taxes, including changes in regulatory capital and liquidity requirements, including as a result of the UK exiting the European Union and increased regulation in light of the global financial crisis; (6) our ability to integrate successfully our acquisitions and the challenges inherent in diverting management’s focus and resources from other strategic opportunities and from operational matters while we integrate these acquisitions; and (7) changes in our ability to access liquidity and funding on acceptable terms, including as a result of changes in our credit spreads or a downgrade in our credit ratings or those of our more significant subsidiaries. Numerous factors could affect the future results of Santander and could result in those results deviating materially from those anticipated in the forward-looking statements. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward- looking statements. Forward-looking statements speak only as of the date of this document and are based on the knowledge, information available and views taken on such date; such knowledge, information and views may change at any time. Santander does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 9 28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211 comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander

No offer The information contained in this document is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in this document. No investment activity should be undertaken on the basis of the information contained in this document. In making this document available Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever. Neither this document nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this document is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000. Historical performance is not indicative of future results Statements as to historical performance or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior period. Nothing in this document should be construed as a profit forecast. Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 10 28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211 comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander

SIGNATURE Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Banco Santander, S.A. Date:    27 October 2020 By: /s/ José García Cantera Name:José García Cantera Title:Chief Financial Officer